  Exhibit 99.4
Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

June 19, 2020

Item 3
News Release

June 19, 2020
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE FINANCIAL CORP FILES Q1.2020 FINANCIAL STATEMENTS

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

Vancouver, British Columbia – June 19, 2020 – DIGATRADE FINANCIAL CORP (OTC.PK: DIGAF) a financial technology “Fintech” company today announced it has filed the Q1.2020 financial statements and MDA for period ended March 31, 2020 on Sedar and Edgar.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

June 19, 2020